YUKON-NEVADA GOLD CORP. INTERSECTS 3.05 METERS OF 84.5 g/t GOLD
AT KETZA RIVER PROJECT

Vancouver, BC – March 4, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has recently received assay results for the remainder of the diamond drilling program conducted in 2008. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp. (“YNG”) and is a past gold producer located near the town of Ross River, Yukon Territory, Canada.

YNG reactivated the Ketza River project camp in May 2009. Since that time the following exploration work has been carried out:

  Logging, sampling, and assaying of the remaining diamond drill holes completed in 2008;
  reconnaissance mapping and surface rock-chip sampling on outlying targets;
  geophysics;
  drill targeting and diamond drilling;
  historical drill hole data verification; and
  geological modeling to support a new resource estimation.

Results were received from the Gold Flow, 3-M and QB zones in the Shamrock area and from the Hoodoo, Tarn and Break Zones in the Manto area. Most of the drill holes were targeted to expand the margins of known mineralized zones and to explore new targets. Five of the reported drill holes were drilled within the known resource areas, using similar drill hole assay quality assurance and quality control procedures as the other exploratory drill holes, to acquire mineralized rock for metallurgical test work. Highlights of these results are described below and the complete results are shown in Table 1 below. The mineralized zones and targets are shown in Figure 1 which can be found on our website: http://yukon- nevadagold.com/i/maps/KetzaTargets2010.jpg

Shamrock – Gold Flow Target

Three drill holes were drilled to test altered zones up slope from a major soil anomaly. Drill hole KR-08-1461 returned several intercepts, including 3.05 meters grading 6.92 g/t Au, starting at 8.23 meters.

Mantos - Hoodoo Zone

Results were received for 10 drill holes. Highlights include drill hole KR-08-1455, which cut 9.14 meters grading 32.98 g/t Au. This included 3.05 meters assaying 84.50 g/t Au. Another highlight of the results was drill hole KR-08-1460, which contained a 1.30 meter interval of 24.90 g/t Au.

Mantos - Tarn Zone

Assays were received for 10 drill holes in the Tarn Zone. The best intercept was from drill hole KR-08-1354, which intersected 6.09 meters and assayed 6.76 g/t Au starting at 14.33 meters. Also significant was drill hole KR-08-81 which intersected 2.15 meters which assayed 3.61 g/t Au starting at 27.42 m.

Table 1 2008 Ketza River Project Drilling Results (all results as weighted averages)
DDH	North (m)	East (m)	Elev. (m)	Az	Dip	Depth (m)	From (m)	To (m)	Width (m) (1)	g/t Au
Shamrock - Gold Flow
KR-08-1459	6827,193	645,633	1,804	268	-85	193	No significant intercept
KR-08-1461	6,827,193	645,631	1,804	268	-44	167	8.23	11.28	3.05	6.92
and							20.42	23.47	3.05	1.09
and							135.55	136.76	1.21	3.77
and							145.39	145.96	0.57	6.28
KR-08-1465	6,827,232	645,526	1,765	273	-86	185	74.78	77.18	2.4	1.16
Shamrock - 3-M Zone
KR-08-1445	6,826,978	645,819	1,820	82.5	-44.3	145	No significant intercept
KR-08-1449	6,826,978	645,818	1,820	47.3	-64.8	145	No significant intercept
KR-08-1451	6,826,908	646,015	1,772	296.6	-46.6	191	162.5	163.63	1.13	1.33
KR-08-1453	6,826,908	646,015	1,772	295.9	-65.3	170	84.43	100.19	15.76	1.46
KR-08-1454	6,826,946	646,003	1,771	320.8	-43.7	183	12.41	14.46	2.05	5.6
	and						73.23	75.8	2.57	1.1
KR-08-1457	6,826,898	646,007	1,771	321.5	-44.8	118	No significant intercept
Shamrock - QB Zone
KR-08-1407	6,826,264	646,289	1,398	55	-63	138	No significant intercept
* KR-08-1292	646,126	6,826,401	1,499	45	-85	97	66.14	66.68	0.54	5.39
* KR-08-1295	646,229	6,826,363	1,452	71	-86	124	73.62	76.1	2.48	2.13
Shamrock - Gully Zone
* KR-08-1296	645,290	6,826,650	1,745	35	-60	106	56.11	59.9	3.79	12.2

Mantos - Break Zone
KR-08-1393	6,825,660	645,703	1,515	193	-84	148	No significant intercept
KR-08-1399	6,825,695	645,776	1,490	180	-56	292	92.25	94.09	1.84	4.63
Mantos - Hoodoo Zone
KR-08-1450	6,825,857	644,352	1,848	203	-66	164	79.98	80.71	0.73	1.10
KR-08-1452	6,825,856	644,352	1,848	202	-46	179	67.20	72.24	5.04	2.04
KR-08-1455	6,825,857	644,353	1,848	213	-85	191	57.00	66.14	9.14	32.98
	including						57.00	60.05	3.05	84.50
KR-08-1456	6,825,856	644,350	1,848	20	-77	170	No significant intercept
KR-08-1458	6,825,857	644,351	1,848	20	-58	185	No significant intercept
KR-08-1460	6,825,859	644,311	1,841	251	-86	164	39.81	41.30	1.49	1.98
	and						70.19	71.49	1.30	24.90
KR-08-1462	6,825,855	644,307	1,841	14	-76	108	No significant intercept
KR-08-1463	6,825,855	644,307	1,841	17	-61	41	No significant intercept
KR-08-1464	6,825,855	644,307	1,841	15	-68	170	38.71	41.76	3.05	1.66
KR-08-1466	6,825,867	644,277	1,835	200	-85	39	16.32	17.37	1.05	3.20
Mantos - Calcite (Lab) Zone
* KR-08-1282	644,546	6,825,264	1,568	92	-80	97	9.63	13.42	3.79	9.63
Mantos - Tarn Zone
KR-08-1346	6,824,702	643,560	16,15	86	-85	133	No significant intercept
KR-08-1348	6,824,715	643,538	1,616	106	-86	69	No significant intercept
KR-08-1350	6,824,715	643,522	1,616	96	-87	148	5.75	8.35	2.6	2.31
KR-08-1352	6,824,639	643,494	1,631	101	-85	158	No significant intercept
KR-08-1354	6,824,639	643,495	1,631	92	-60	118	14.33	20.42	6.09	6.76
KR-08-1380	6,824,640	643,495	1,631	49	-45	124	29.57	31.10	1.53	1.30
KR-08-1381	6,824,640	643,495	1,631	43	-58	121	27.42	29.57	2.15	3.61

KR-08-1383	6,824,706	643,487	1,626	84	-85	136	No significant intercept
KR-08-1385	6,824,706	643,488	1,626	84	-59	142	No significant intercept
KR-08-1386	6,824,706	643,489	1,626	84	-44	136	No significant intercept
Mantos - Peel Zone
* KR-08-1285	645,701	6,825,517	1,446	47	-83	149	58.52	60.05	1.53	2.92
							75.21	75.9	0.69	4.35
Note: (1) Width is not necessarily indicative of true width
(2) All gold assay composite results are uncut
* Holes drilled for metallurgical samples

Current Drilling

A Titan-24 deep imaging geophysical survey conducted in the fall of 2009 has identified several induced–polarization (IP) anomalies that are currently being investigated or drilled. One of the IP anomalies is located beneath the existing QB gold resource in the Shamrock area which also corresponds with a prominent northwest-trending gold-in-soil anomaly. A deep diamond drill hole is currently in progress that targets this IP anomaly.

Assay results included in this release are reported as drilled and were performed by ALS-Chemex in North Vancouver, Canada using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s most recent NI-43-101 Technical Report posted on the YNG website (http://www.yukon-nevadagold.com/s/KetzaManto.asp) or available at www.sedar.com.

This news release was reviewed and approved by the Chief Geologist of the Ketza River Project Ed Gates (M.Sc., P.Geo), the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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